FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is the English translation of a news release issued in Germany by HSBC Holdings plc's subsidiary.

HSBC TRINKAUS & BURKHARDT FIRST QUARTER 2003 RESULTS

Operating profits up by 25 per cent

HSBC Trinkaus & Burkhardt, which is approximately 73.5 per cent indirectly owned by HSBC Holdings plc, reported improved profits for the first quarter of 2003, despite poor economic conditions in Germany, the high number of corporate insolvencies and weak sentiment in financial markets.

The bank increased operating profits by 25 per cent compared with the same period of the previous year, from EUR 14.4 million to EUR18.0 million, mainly due to four factors:

First, trading profits rose strongly from EUR 2.1 million to EUR 9.2 million. Both interest rate and equities trading activities contributed to this improvement, while foreign exchange trading recorded a small loss. The increase in trading profits exceeded expectations, having been achieved under difficult market conditions.

Secondly, client business was robust. The Corporate Banking and Institutional Investors businesses increased their contribution to profits. Private Banking, though, could not escape the unfavourable environment. Overall, net income from fees and commissions declined by 2.7 per cent to EUR 47.3 million, while net interest income fell 4.8 per cent, to EUR 17.7 million.

Thirdly, administrative expenses were stable. The cost reduction measures introduced in 2002 were increasingly effective across all cost categories and will be rigourously pursued. However, higher non-salary employment costs and profit-related remuneration led to a slight increase in administrative expenses of 0.9 per cent, to EUR 56.0 million.

Finally, the charge for credit risk provisions remained low, with net new provisions of EUR 1.1 million in the first three months of 2003 being approximately one quarter of 2002 full year provisions, despite unaltered strict provisioning criteria. In the context of the continuing high rate of corporate failures in Germany, this once again demonstrates the merits of the bank's consistent and prudent credit risk management policy.

Consolidated assets increased in comparison with the year-end 2002 by 8.7 per cent to EUR 12.1 billion. The total capital base at 31 March 2003 was 11.3 per cent of risk-weighted assets according to BIS rules. The core capital ratio was 7.6 per cent.

The Managing Partners, in their outlook for the rest of the year, draw attention to the uncertainties hanging over future economic developments. There is no sign of a convincing recovery in the global economy and only very modest growth is predicted for the USA and Europe.

Nevertheless, the Managing Partners view the year ahead with cautious optimism. They anticipate operating profits increasing by double percentage figures, so long as equities markets recover at the latest in the second half of the year and credit risk provisions do not materially exceed those of 2002. If the bank is successful in achieving its profit target, then in line with its policy of linking dividends to profits, the shareholders too will share in those profits. In the first quarter of 2003, the foundation was laid to achieve the profit target.

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: May 8, 2003